EXHIBIT 99.1


            RADA Signs $2.6 Million Contract With Lockheed Martin to Provide Ground Debriefing Systems for FMS F-16 Aircraft

Press Release

Source: RADA Electronic Industries Ltd.

On 9:00 am EST, Wednesday November 25, 2009

NETANYA, Israel, Nov. 25, 2009 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (Nasdaq:RADA - News) has signed a $2.6 Million contract with Lockheed Martin Aeronautics Company (NYSE:LMT - News) to provide Ground Debriefing Systems for airborne digital video recordings, as part of Lockheed Martin's F-16 block 52 U.S. Foreign Military Sales (FMS) programs.

RADA's Ground Debriefing
Systems (GDS) are used for post flight debriefings of digital recordings done onboard the aircraft. Debriefings include digital video, audio and 3-dimensional flight reconstruction. The airborne recordings are done by RADA's DVDR, selected 3 years ago by Lockheed Martin for F-16 FMS programs.

"Our relationships with Lockheed Martin have been continuously growing over the past few years," says Zvika Alon, CEO of RADA. "We aim to provide LM Aero with an extremely reliable and affordable family of products, including video and data recorders, airborne data servers and post-mission debriefing systems. We look forward to a prolonged and continuous collaboration."

Delivery of the Ground Debriefing Systems will be completed during 2010.

About RADA GDS

RADA's Ground Debriefing Systems introduce a variety of solutions that provide synchronized debriefing of video, audio, data and ACMI. (Air Combat Maneuvering Instrumentation). The debriefing stations vary from laptop-based personal debriefing, through rugged & portable desktop-based multi-channel debriefing of four-aircraft formation, to a full blown, network-based debriefing of multiple aircraft simultaneously and advanced data management features. RADA's products are fully qualified and operational with fixed and rotary wing aircraft.

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in Data Recording and Management (Digital Video & Data Recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems, Avionics Systems Solutions (Aircraft Upgrades, Stores Management Systems, Interface Computers) and avionics systems for UAVs.


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Note: Certain statements in this press release are "forward-looking statements"
within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

RADA Electronic Industries Ltd.
Dubi Sella, V.P Sales & Marketing
+972-9-892-1111
mrkt@rada.com
www.rada.com